Exhibit 99.1

Lead Real Estate Co., Ltd Announces Receipt of Nasdaq Delisting Determination

TOKYO, February 18, 2025 – Lead Real Estate Co., Ltd (Nasdaq: LRE) (“LRE” or “the Company”), a Japanese real estate developer of luxury residential properties, including single-family homes and condominiums across Tokyo, Kanagawa prefecture and Sapporo, today announced that the Company received a staff determination letter (the “Letter”) on February 12, 2025 from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company of the determination from the Nasdaq staff (the “Staff”) to delist the Company’s securities from The Nasdaq Global Market because the Company has not regained compliance with Nasdaq Listing Rule 5450(b)(1)(C), which requires a market value of publicly held shares of at least $5,000,000. This announcement is made in compliance with Nasdaq Listing Rule 5810(b).

Pursuant to the Letter, unless the Company requests an appeal of the Staff’s determination, trading of the Company’s American Depositary Shares will be suspended at the opening of business on February 21, 2025, and a Form 25-NSE will be filed with the U.S. Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Letter stated that the Company may appeal Staff’s determination to a Hearings Panel pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Hearings Panel’s decision. The Company intends to request a hearing to appeal the Staff’s delisting determination by 4:00 p.m. (Eastern Time) on February 19, 2025.

About Lead Real Estate Co., Ltd

Lead Real Estate Co., Ltd is a Japanese developer of luxury residential properties, including single-family homes and condominiums, across Tokyo, Kanagawa prefecture, and Sapporo. In addition, the Company operates hotels in Tokyo and leases apartment building units to individual customers in Japan and Dallas, Texas.

The Company’s mission is to serve its customers by offering stylish, safe, and luxurious living. The Company’s vision is to adopt the Kaizen (continuous improvement) approach to seek to improve its operations, and to leverage its nationally recognized, award-winning luxury homes and strong market position in the luxury residential property market in Tokyo, Kanagawa prefecture, and Sapporo to create a global transaction platform allowing access to prime Japanese condominiums as well as overseas condominiums, including in the U.S. and Hong Kong.

For more information, please visit the Company’s website at https://www.lead-real.co.jp/en/.

Forward-looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors that may affect its future results in the Company's registration statement and in its other filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact Information:

For Media and Investor Relations

Daisuke Takahashi

Chief Financial Officer

Lead Real Estate Co., Ltd

d-takahashi@lead-real.co.jp

+81 3-5784-5127

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the America’s, 5th Floor

New York, NY 10036

Office: (646) 893-5835

Email: info@skylineccg.com